26th Floor, Gloucester Tower
The Landmark
15 Queen’s Road Central
Hong Kong

Telephone: +852 3761 3300	David Zhang
Facsimile: +852 3761 3301	To Call Writer Directly
+852 3761 3318
www.kirkland.com	david.zhang@kirkland.com

April 9, 2018

CONFIDENTIAL

Ms. Barbara C. Jacobs, Assistant Director
Mr. Bernard Nolan, Attorney-Adviser
Mr. Stephen Krikorian, Accountant Branch Chief
Ms. Amanda Kim, Staff Accountant
Office of Information Technologies and Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	M17 Entertainment Limited Draft Registration Statement on Form F-1 Confidentially Submitted March 2, 2018 CIK No. 0001731946

Dear Ms. Jacobs, Mr. Nolan, Mr. Krikorian and Ms. Kim:

On behalf of our client, M17 Entertainment Limited (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting to the staff of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the staff’s letter dated March 29, 2018 on the Company’s draft registration statement on Form F-1, which was confidentially submitted on March 2, 2018, relating to a proposed initial public offering in the United States of American Depositary Shares, representing the Company’s ordinary shares (the “Draft Registration Statement”).  Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.  Simultaneously with the submission via EDGAR, the Company is delivering to the staff via hand delivery four courtesy copies of this letter and the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two courtesy copies of the submitted exhibits.

The staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to the amendments made in response to the staff’s comments, the Company has updated the Revised Draft Registration Statement to include other information and data to reflect the new developments since the Company initially submitted the Draft Registration Statement.

PARTNERS:  Pierre-Luc Arsenault3 | Lai Yi Chau | Justin M. Dolling6 | David Patrick Eich1,5,6 | Liu Gan2 | Damian C. Jacobs6 | Guang Li3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan3 | Nicholas A. Norris6 | Derek K.W. Poon3,6 | Paul S. Quinn | Richard C.C. Sharpe | Jesse D. Sheley# | Arthur K.H. Tso | Li Chien Wong | Judy W.C. Yam | David Yun6 | Jacqueline B.N. Zheng3,6

REGISTERED FOREIGN LAWYERS:  Daniel J. Abercromby6 | Damien Coles6 | Meng Ding3 | Daniel Dusek3 | David M. Irvine6 | Hao-Chin Jeng3 | Benjamin W. James4 | Cori A. Lable2 | Xiaoxi Lin3 | Daniel R. Lindsey6 | Daniel A. Margulies6 | Peng Qi3 | Robert P.H. Sandes6 | Wenchen Tang3 | Xiaoyao Yin3 | David Zhang3 | Yue Zhang3

ADMITTED IN:  1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Texas (U.S.A.); 5 State of Wisconsin (U.S.A.); 6 England and Wales; # non-resident

Beijing Boston Chicago Houston London Los Angeles Munich New York Palo Alto San Francisco Shanghai Washington, D.C.

Prospectus Summary, page 1

1.                                      You state that the prospectus contains information from reports commissioned by you and prepared by Frost & Sullivan. Please provide the date(s) of the Frost & Sullivan reports and provide us with copies for our review. Clearly mark the specific language in the supporting materials that supports each statement in the prospectus.

The Company encloses as Annex A hereto the relevant portions of the industry and market data from Frost & Sullivan, which is dated April 2018, supporting the corresponding statements in the Revised Draft Registration Statement.

Our Business, page 1

2.                                      You state that you operate “the largest live streaming platform . . . in Developed Asia” based on revenue generated in the fourth quarter of 2017. We note, however, that you only recently expanded to markets outside Taiwan, such as Hong Kong and Japan, and that you have continued to be substantially dependent on Taiwan for live streaming revenue. Thus, to contextualize this statement, please: disclose that you derived all your live streaming revenue and the vast majority of your live streaming revenue from Taiwan in 2016 and 2017, respectively; provide the percentage of total live streaming revenue that each of Taiwan, Hong Kong, and Japan represented in the fourth quarter of 2017; and disclose that Taiwan represented approximately 36% of the live streaming market in Developed Asia in 2017 according to the Frost & Sullivan report that you commissioned. Please also clarify that you were ranked the second-largest live streaming platform based on monthly active users, as noted on page 88.

In response to the staff’s comment, the Company has revised the disclosures on pages 1, 63 and 91 of the Revised Draft Registration Statement. The Company advises the staff that it is in the process of preparing quarterly results for 2017 and will provide the percentage of total live streaming revenue that each of Taiwan, Hong Kong and Japan represented in the fourth quarter of 2017 in a future filing that will include quarterly financial information.

3.                                      You quantify your registered users and active users by combining users of your live streaming platform and users of your dating service. To demonstrate the extent to which each business is widely known, as noted in the last risk factor on page 28, please specify the number of registered users and active users on an unconsolidated basis as of December 31, 2016 and December 31, 2017. Further, as your live streaming platform was not available to users outside Taiwan in 2016, please state such fact and quantify the increase in registered users, active users, and paying users that was attributable to your expansion to new markets in 2017. Please also reconcile the number of registered users that you disclose with the disclosure on page 95, which indicates that the “number of users of [y]our interactive entertainment platform was 32.6 million” as of December 31, 2017.

In response to the staff’s comment, the Company has revised the disclosures on pages 12, 62, 91 and 97 of the Revised Draft Registration Statement to provide the requested operating data on an unconsolidated basis and reconcile the number of registered users. The Company has also revised disclosure on page 70 of the Draft Registration Statement to reflect that revenue was generated from artists located in markets other than Taiwan, and has added a discussion of the change in revenue contribution by market from 2016 to 2017.

4.                                      Your disclosure suggests that your live streaming platform may only be accessed on personal tablet and smartphone devices.  For example, in your definition of an active user, you only refer your mobile platform. Please clarify. To the extent your live streaming platform is not available on the desktop, please also address any material risks and challenges to your business in a risk factor. In this regard, we note that although live streaming services in Developed Asia “have been transitioning from desktop to mobile since 2014,” as disclosed on page 84, it is unclear whether desktop nonetheless continues to represent a significant portion of the market today.  If material, please quantify.

In response to the staff’s comment, the Company has revised the definition of “active user” on page 5 to clarify that although our live streaming platform can be accessed through desktop computers, desktop users are not required to log-in and thus we do not count desktop users as active users. The Company has also added disclosure on page 86 to quantify the trend.

5.                                      Please provide support for your assertions that you have “best-in-class” live streaming content as well as media and entertainment knowledge. With regard to the former, we note the disclosure on page 91 that your users’ willingness to pay, or average revenue per paying user, evidences that your live streaming platform offers “among the highest quality” content. Given that your paying user ratio was 2.6% in December 2017, please explain how average revenue per paying user is a reliable indicator of the superior quality of your content.

In response to the Staff’s comment, the Company has revised disclosure on pages 1, 91 and 93 of the Draft Registration Statement to clarify that the strongest evidence of the high quality of its content is the large proportion of streaming content that is PUGC generated by its contracted artists. The Company has also revised the heading of its discussion of media and entertainment knowledge on pages 3 and 92 of the Draft Registration Statement.

6.                                      Your disclosure in this section of the prospectus generally focuses on your live streaming business. For context, please disclose that it represented 90.3% of total net revenue in 2017 and 91.4% of total net revenue in 2017 on a consolidated pro forma basis and that you expect to continue to be dependent on revenues from live streaming in the future, as disclosed in the first risk factor on page 17.

In response to the staff’s comment, the Company has revised the disclosures on page 2 of the Revised Draft Registration Statement.

7.                                      In your summary on page 2 and your overview on page 89, you discuss EBITDA and adjusted EBITDA recorded for M17 and Machipopo in 2016 and 2017. Please disclose the most directly comparable IFRS measure (i.e., loss for the year) with equal or greater prominence and include a cross reference to the reconciliation tables on page 72. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations issued on October 17, 2017.

In response to the staff’s comment, the Company has revised the disclosures on pages 2, 11, 61, 63 and 92 of the Revised Draft Registration Statement.

The Offering, page 7

8.                                      Please disclose the combined voting power of your executive officers, directors, and persons holding 5% or more of your ordinary shares following this offering. Provide a risk factor that discusses the risk posed by this concentration of ownership, such as the inability of new investors to influence significant corporate decisions.

In response to the staff’s comment, the Company has updated the “Principal [and Selling] Shareholders” section of the prospectus on page 133 to include the percentage of total voting power held by our executive officers, directors and persons holding 5% or more of our ordinary shares following this offering. The Company has also included a risk factor on page 40 of the prospectus that discusses the risks posed by this concentration of ownership.

Risk Factors

“A limited number of users on our live streaming platform contribute . . . ,” page 16

9.                                      Please quantify the “limited number” of users and the “significant portion” of revenue that they represent.

In response to the staff’s comment, the Company has added disclosure on page 17 of the prospectus which specifies the percentage of total revenue generated by our top 100 and top 500 live streaming platform users in 2017.

“A limited number of popular artists can have a material impact . . . ,” page 17

10.                               Your disclosure indicates that a small number of artists “can have a material impact” on your live streaming revenues. Please clarify whether you have experienced high revenue concentration in this regard. To the extent that you have, please quantify the “small number” of artists and the portion of revenue that they represent.

In response to the staff’s comment, the Company has added disclosure on page 18 of the prospectus which specifies the percentage of total revenue generated by our top 100 and top 500 artists in 2017.

“We are a foreign private issuer within the meaning of the rules . . . ,” page 41

11.                               We note that you also will be exempt from certain corporate governance requirements of the national securities exchange on which you list your American depositary shares. Please disclose the corporate governance exemptions that are available to you as a foreign private issuer here or in a separately-captioned risk factor. It is unclear from the disclosure regarding your board of directors beginning on page 124 whether you intend to rely on any of these exemptions, but given that you could decide to do so in the future, disclosure regarding these exemptions and the related risks appears appropriate.

In response to the staff’s comment, the Company has revised the disclosures on page 42 of the Revised Draft Registration Statement.

Use of Proceeds, page 46

12.                               Please identify the “other new markets” that you are targeting for expansion, and clarify whether the “strategic merger and acquisition opportunities” may include your planned acquisition of 17 Media Japan Inc., or pending acquisition of the Taiwan variable interest entities.

In response to the staff’s comment, the Company has revised the disclosure on page 48 of the Revised Draft Registration Statement. The Company respectfully advises the staff that it currently does not have immediate or concrete plans to expand into other new markets. The Company also advises the staff that the acquisition of 17 Media Japan Inc. will have closed before the completion of the offering and it also hopes that the acquisition of the Taiwan variable interest entities will also be complete prior to the offering, and it thus does not intend to use any of the IPO proceeds for these acquisitions.

Corporate History and Structure, page 55

13.                               Please disclose the material terms of your relationship with 17 Media Japan Inc. and file any agreements governing this relationship as an exhibit to the registration statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K, or advise.  For example, you should describe how 17 Media Japan Inc. and you share revenues and expenses. To the extent the acquisition of 17 Media Japan Inc. may present any material risks and challenges to your expansion in Japan, please provide a risk factor.  In this regard, we note that you have relied on Hirofumi Ono’s deep knowledge of such market. Please also clarify the structure of your business in Japan in the corresponding summary discussion on page 4.

The Company respectfully submits to the staff that the details of its current arrangement with 17 Media Japan Inc. are not material to investors because (i) revenue from artists located in Japan during 2017 only accounted for 3.9% of its 2017 revenues on a pro forma consolidated basis and (ii) the Company intends to acquire 17 Media Japan Inc. prior to the offering. Once the acquisition is completed, 17 Media Japan Inc. will become the Company’s wholly-owned subsidiary and the current terms of its arrangement with 17 Media Japan Inc. will no longer be relevant to investors. Further, upon completion of the acquisition the Company will revise the structure chart on pages 4 and 59 of the Draft Registration Statement to include 17 Media Japan Inc. The Company expects to complete the acquisition of 17 Media Japan Inc. in April 2018.

In response to the staff’s comment, the Company has revised its disclosure on page 20 of the Draft Registration Statement to clarify that the risks inherent in an acquisition are also applicable to its planned acquisition of 17 Media Japan Inc.

Selected Consolidated Financial Data and Key Operating Data

Key Operating Data, page 60

14.                               Your disclosure in the last risk factor on page 28 indicates that you monitor the number of daily active users of your live streaming platform as a key operating metric. For further insight into your users’ level of activity, please disclose the average number of daily active users for the month of December 2016 and 2017, as well as each fiscal year presented, or advise. Please also disclose the average number of monthly active users for each fiscal year presented.

In response to the staff’s comment, the Company has revised its disclosure on pages 12 and 62 of the Revised Draft Registration Statement to include average monthly active users for each quarter in 2017. The Company respectfully submits that monthly active user information is not available for Machipopo prior to its initial investment in October 2016.

The Company respectfully submits its view that the operating metric daily active users of our live streaming platform does not provide meaningful information to investors as it measures user activity on too short of a time basis to be meaningful. The Company is of the view that largely for this reason most other publicly traded companies in the industry do not disclose daily active users to investors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Factors Affecting Our Results of Operations, page 61

15.                               You emphasize the importance of global expansion throughout the prospectus, including this section, but it is unclear how you intend to enhance monetization of your live streaming platform in new markets, especially Japan. In this regard, we note that while 55.4% of MAUs on your live streaming application in December 2017 were from overseas markets, it appears that these markets represented a much lower percentage of total live streaming revenue during that period. Please explain the material risks, challenges, and opportunities with regard to your global expansion strategy. For example, to the extent it substantially involves providing users with virtual points free of charge or paying artists fixed salaries, discuss any material risks and challenges to revenue generation or profitability, or both.

In response to the staff’s comment, the Company has added disclosure on page 65 of the Draft Registration Statement to discuss the challenges of monetizing across various markets.

The Company would like to further clarify to the staff that the geographic breakdown of revenues on page 70 of the Draft Registration Statement is presented based upon location of the artist that receives the virtual gift, rather than location of the user sending the gift. Therefore if a user in Hong Kong gives a virtual gift to an artist from Taiwan, the user will be considered to be in an overseas market, but the revenue will be deemed to be from Taiwan. The Company has chosen to present its revenues in this manner because artist location most closely ties with cost of revenue, and is thus most similar to the way in which the Company analyzes its revenue generation. The Company has revised disclosure on page 70 of the Draft Registration Statement to clarify this point.

Results of Operations

Operating Revenue

Live streaming revenues, page 67

16.                               Please tell us your consideration of providing price and volume disclosures, such as the number of paying users and average revenue per user for each period presented, and include an analysis of any trends or uncertainties. In this regard, you should disclose the number of paying users for the full year instead of only disclosing the month of December.  Further, consider disclosing the number of consumable and time-based virtual gifts that were recognized as revenue during each of the periods presented. Refer to Part I, Items 5.A and 5.D of Form 20-F and Section III.B of SEC Release No. 33-8350.

In response to the staff’s comment, the Company has revised its disclosure on pages 12 and 62 of the Revised Draft Registration Statement to add the number of paying users and will also add monthly average revenue per use for each quarter in 2017 in a future filing during which it adds quarterly financial information. The Company respectfully submits that similar information is not available for Machipopo prior to the Company’s initial investment in October 2016. The Company will add an analysis of trends and uncertainties to its discussion of the quarterly financial information.

The Company respectfully submits that it is of the view that the number of virtual gifts, either consumable or time-based, does not provide helpful information to investors. As disclosed on page 105 of the Revised Draft Registration Statement, virtual gifts are available in a wide variety of values and packages. Further, the Company views average revenue per paying user to be a much more meaningful measure to investors in terms of understanding the success of its monetization efforts.

Non-IFRS Financial Measures, page 72

17.                               We note that you reconcile EBITDA and adjusted EBITDA to Operating Loss. Please revise to reconcile Adjusted EBITDA to loss for the year. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 103.02 of the Non-GAAP Compliance and Disclosure Interpretations.

In response to the staff’s comment, the Company has revised the disclosures on page 75 of the Revised Draft Registration Statement.

Business

Our Interactive Entertainment Platform

Competition and Events, page 99

18.                               You state that “the majority of” gift giving on your platform happens in response to online competitions. Please disclose the percentage of live streaming revenue that was attributable to such kind of promotional and marketing activity for each period presented.

In response to the staff’s comment, and because it is difficult for the Company to precisely distinguish revenue that is in response to online competitions from that which is not, it has revised its disclosure on page 102 of the Draft Registration Statement to provide more qualitative disclosure about the importance of online competitions to our monetization strategy.

Related Party Transactions

Shareholders Agreements, page 134

19.                               Please file the shareholders’ agreement pursuant to which you have granted certain registration rights to holders of your series A preference shares and series B preference shares as an exhibit to the registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

In response to the staff’s comment, the Company has filed the shareholders agreement, along with a supplemental agreement thereto, as Exhibit 10.5 to the Revised Draft Registration Statement.

Underwriting

Directed Share Program, page 171

20.                               You indicate that you have established a directed share program for your directors, executive officers, employees, business associates and related persons. Please disclose whether the ADSs will be subject to lock-up agreements.

In response to the staff’s comment, the Company has revised its disclosure on page 173 of the Revised Draft Registration Statement.

Index to Consolidated Financial Statements

Notes to Consolidated Financial Statements

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(23) Revenue Recognition, page F-19

21.                               We note that for your dating services, you monetize your users by charging them for virtual gifts and subscription fees for advanced services. Please disclose how the virtual gifts for these services are recognized as revenue.

The Company respectfully advises the staff that our dating services include membership subscription program and sale of virtual points.  The membership fee is collected upfront and initially recognized as deferred revenue and revenue is recognized ratably over the period of the subscription or based on pre-arranged service milestone as we disclosed in page F-20.  Virtual points sold but not yet converted are recorded in deferred revenue and recognized as revenue upon conversion into virtual items and gift to other dating platform users for friendship purposes, as disclosed in page F-19.  Revenue from virtual gifts purchased on our dating platform only represented 3.65% and 0.03% of group consolidated revenue for the years ended December 31, 2016 and 2017, respectively and is deemed as insignificant to the Company’s consolidated sales revenue as a whole.

22.                               We note that you recognize revenue on virtual items from live streaming based on the consumption pattern upon conversion of virtual points to virtual items. Please tell us how you account for virtual points that are not converted. That is, describe how you account for breakage.

Given the Company’s virtual points do not have any expiry date, the Company considers virtual points as breakage only when the user does not have a login record on the Company’s live streaming platform for at least twelve month period.  Due to the Company’s limited operating history and the growth of users’ activities, the Company has only experienced very immaterial breakage to date.  Based on its assessment, the Company estimated the breakage amount to be $18,594.

23.                               Describe why you believe you should recognize revenue on a gross basis for revenue earned from revenue share arrangements.  We refer you to paragraph 8 of IAS 18.

The Company assessed whether revenue should be recognized on a gross or net basis by referring to IAS 18, Illustrative example 21 “Determining whether an entity is acting as a principal or as an agent”.

The purpose of the live broadcasting platform is to provide a unique entertainment experience by offering an opportunity for everyone to live broadcast personal shows with real time interaction function.  The Company also designs its own programs and invites famous artists or celebrities to enhance its platform contents as well as promote the brand.  In order to encourage personal creation and attract internet traffic, the Company designs and signs revenue sharing agreements with artists.  Based on these revenue sharing agreements, the Company has certain control over the artist’s show and behavior in substance and the artist is required to comply with certain requirements before they are entitled to share the profit.

The Company believes that it has the primary responsibility for providing platform services to the users for fulfilling users’ entertainment expectation.  The Company also has full discretion in determining the selling price of virtual points, design of virtual items, conversion ratio from virtual points to virtual items, terms in revenue sharing agreement, and revenue sharing percentage with the artist.  It is assessed that the Company bears primary risk and rewards for the service and entertainment contents on the platform.  Revenue and cost should be recognized on a gross basis under IAS 18.

Note 6 — Details of Significant Accounts

(14) Share-based payments, page F-32

24.                               Please provide a list for each type of stock award including date of grant, the number of awards granted, the exercise price and estimated fair value of the underlying shares of common stock starting from July 1, 2017 through the date of your most recent submission.

The Company issued two stock awards (Restricted stock units) from July 1, 2017 through March 31, 2018 and the requested information is as follows:

	Restricted stock units	Restricted stock units
Date of grant	February 13, 2018	April 1, 2018
The number of awards granted	13,942,929	2,974,017
The exercise price	$0	$0
Estimated fair value of the underlying shares of common stock	Note	Note

Note: The Company is in the process of determining the estimated fair value of the underlying shares of common stock which will be completed with issuance of the financial statements for the interim period ended March 31, 2018.

(23) Loss per share, page F-40

25.                               Please consider listing the number of each instrument that is anti-dilutive and excluded from the earnings per share.  We refer you to paragraph 70(c) of IAS 33.

The Company respectfully advises the Staff that the earnings per share footnote has been expanded to reflect the number of each instrument that is anti-dilutive and excluded from the earnings per share. Please refer to page F-40 of the updated submission.

General

26.                               Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, the Company has separately submitted a copy of the slides that the Company presented to the potential investors during some of the testing-the-water meetings in reliance on Section 5(d) of the Securities Act.

27.                               Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

The Company respectfully acknowledges the staff’s comment and will provide copies of any graphical materials or artwork to the staff under separate cover with sufficient time for the staff to review prior to the circulation of preliminary prospectuses.

*                                         *                                         *

If you have any questions regarding the Revised Draft Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Ben James at ben.james@kirkland.com, +852 3761 3412 (work) or +852 5183 3813 (cell).  Questions pertaining to accounting and auditing matters may be directed to the following partner at PricewaterhouseCoopers, Taiwan: Chien-Yeh Hsu at +886 2729 6666 (work) or +886 988 275052 (cell). PricewaterhouseCoopers, Taiwan is the independent registered public accounting firm of the Company.

Thank you for your time and attention.

Very truly yours,

/s/ David Zhang

David T. Zhang

Enclosures

c.c. Joseph Jiexian Phua, Chief Executive Officer, M17 Entertainment Limited
Shang Koo, Chief Financial Officer, M17 Entertainment Limited
Ben James, Esq., Partner, Kirkland & Ellis International LLP
Chien-Yeh Hsu, Partner, PricewaterhouseCoopers, Taiwan
Chris Lin, Esq., Simpson Thacher & Bartlett